N E W S R E L E A S E

February 11, 2016

Nevsun Outlook Provides 2016 Production and Cost Guidance

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) is pleased to provide its 2016 Bisha Mine production and cost guidance and overall outlook for the year.

2016 OBJECTIVES

  Maintain top quartile safety performance at Bisha operations
  Deliver zinc flotation plant expansion on time and under budget
  Complete successful transition to primary ore processing by Q3
  Produce 40 to 50 million pounds of copper from supergene ore
  Produce 40 to 60 million pounds of copper from primary ore
  Produce 70 to 100 million pounds of zinc from primary ore
  Monetize 80,000 to 100,000 gold equivalent ounces from stockpiles
  Grow Bisha district mineral resources and deposits through exploration
  Continue paying peer leading dividends
  Continue to pursue M&A opportunities supported by our strong balance sheet

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) today announces its 2016 outlook guidance which includes revenues from copper, zinc and monetization of precious metal stockpiles from the Bisha Mine in Eritrea.  The Bisha Mine, operated by Nevsun’s 60 percent owned subsidiary Bisha Mining Share Company (BMSC or Bisha), remains an exceptional base metal mine with a track record of resource growth.  2016 is a transitional year as the operation moves into the primary ore body at Bisha, adding zinc concentrate production to revenues.  All financial figures are in US dollars.

Cliff Davis, Nevsun CEO commented, “Bisha continues to provide positive surprises. The latest example is the unusually high-grade precious metal in already mined stockpiles that will be direct shipped to customers. We have 90,000 tonnes of 25 g/t gold material that could provide $40 million of additional cash flow for the mine in 2016, which gives additional financial comfort for 2016.”

Zinc Expansion Project

Nevsun expects that BMSC will finish the zinc expansion project, including in-progress cold commissioning, by April and commence ore commissioning later in Q2.  As of the date of this news release, approximately 94% of the total project is complete with total forecast capital cost not expected to exceed $80 million.  Full commissioning is not expected to exceed 3 months duration prior to commercial production.

Copper and Zinc Concentrate Guidance

Remaining supergene ore processing in the first half of 2016 is expected to produce 40 to 50 million pounds of copper in copper concentrate at a C1 cash cost of $1.20 to $1.40 per payable pound of copper. BMSC will, after completion of the zinc expansion project, commence processing primary ore, generating separate copper and zinc concentrates.  Including commissioning, production estimates are 40 to 60 million pounds of copper in concentrate and 70 to 100 million pounds of zinc in concentrate.  Cash costs will be presented on a co-product basis once commercial production is achieved.  We will provide updated C1 co-product cash costs once we enter commercial production.

The transition from the supergene ore horizon to the primary ore portion of the deposit will require diligent management.  While primary mined grades will range from 1.9% to 3.5% copper and 3.5% to 4.0% zinc in the transition zone, the copper mineralogy is variable and the host pyrite minerals can impact metallurgical recoveries and concentrate grades.

Precious Metal Stockpile Guidance

Bisha continues to mine, and has historically stockpiled, a variety of highly variable precious metal materials.  In 2015 Bisha invested in equipment to screen and beneficiate portions of the materials in an effort to create saleable contiguous lots of material.  These efforts recently defined 90,000 tonnes varying materials assaying 20 to 30 grams per tonne gold and 800 to 900 grams per tonne silver.  Bisha plans to market this material throughout 2016 and forecasts sales of 80,000 to 100,000 gold equivalent ounces from stockpiles during 2016.

Exploration Plans

In 2016, Bisha will continue its balanced exploration approach, focussing not only on near term resource expansion opportunities, but also on discovering new greenfield deposits.  At Harena, drilling will continue to explore the deposit down dip where it remains open and is demonstrating a trend of increasing thickness and grade with depth.  Opportunities also occur immediately along strike of the deposit to the north and south.  Over 12,000 metres of drilling is planned at Harena in 2016.  The Bisha Main deposit remains open at depth and a 10,000 metre drill program will focus on expanding the deposit below the proposed ultimate open pit.  Greenfield exploration will mainly target opportunities in the Asheli area of the Mogoraib River exploration license, where a new massive sulphide deposit was discovered in 2015.  Exploration work including 12,000 metres of diamond drilling will be used to explore the 4 kilometres of untested favourable stratigraphy.  A total budget of $11 million is planned for exploration in 2016.

Sustaining Capital

The Company plans to limit sustaining capital expenditure to less than $9 million for the year.

Mergers and Acquisitions

Nevsun continues to dedicate significant management time and effort to external growth.  The Company’s approach to M&A is based on capital discipline and staying true to our commitment of generating a financial return on investment for shareholders that will allow us to maintain or grow our dividend in the future.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over $US 400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or unexpected costs or repairs to the plant; (x) the Company incurs unanticipated costs as a result of the transition from the supergene ore phase of the Bisha mine to the primary ore phase or experiences challenges with copper mineralogy or host pyrite minerals that impacts metallurgical recoveries and concentrate grades in the transition zone; or (xi)

are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com